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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                          (Amendment No. ________)*

                          CARDINAL BANCSHARES, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  141477109
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                               (CUSIP Number)




                             JAMES S. MAHAN, III
                     3390 PEACHTREE ROAD, NE, SUITE 1700,
                           ATLANTA, GEORGIA 30324
                                (404)812-6710
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of
          Person Authorized to Receive Notices and Communications)

                                March 21, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                       SCHEDULE 13D
CUSIP NO.   141477109                                                               PAGE 2 OF 5 PAGES

   1   NAME OF REPORTING PERSON
                JAMES S. MAHAN, III

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       --------------------------------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (A)   [ ]
                                                                                                   (B)   [ ]
       --------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY

       --------------------------------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                  00
       --------------------------------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)             _
       --------------------------------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES OF AMERICA
       --------------------------------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                                 118,434
     NUMBER OF        -----------------------------------------------------------------------------------------
      SHARES
   BENEFICIALLY       8      SHARED VOTING POWER
     OWNED BY                    0
       EACH           -----------------------------------------------------------------------------------------
     REPORTING
      PERSON          9      SOLE DISPOSITIVE POWER
       WITH                      118,434
                      -----------------------------------------------------------------------------------------

                      10     SHARED DISPOSITIVE POWER
                                 118,434
       --------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             118,434
       --------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               _

       --------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.13%
       --------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
            IN
       --------------------------------------------------------------------------------------------------------





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CUSIP No.   141477109                                   Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, no par value per share (the "Common Stock"), of Cardinal Bancshares, Inc., a Kentucky corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 East Vine Street, Suite 300, Lexington, Kentucky.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by James S. Mahan, III (the "Reporting Person"). The principal occupation of the Reporting Person is serving as Chief Executive Officer of Security First Network Bank, Atlanta, Georgia ("SFNB"), which is located at 3390 Peachtree Road, NE, Suite 1700, Atlanta, Georgia. The Reporting Person is a citizen of the United States of America. Until May 23, 1996, SFNB was a wholly-owned subsidiary of the Issuer. Until September 20, 1996, the Reporting Person was a director and the Chief Executive Officer of the Issuer.

     The Reporting Person has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares of Common Stock owned by the Reporting Person were acquired pursuant to separate transactions. Prior to March 21, 1997, the Reporting Person beneficially owned 51,768 shares of Common Stock, or approximately 3.25% of the Issuer's Common Stock based on the number of shares of Issuer Common Stock outstanding on March 21, 1997. Based on the Issuer's audited net income results for December 31, 1996 delivered to the Issuer on March 21, 1997 by its independent accountants, the performance goals (as discussed below) relating to the vesting of options to purchase 66,666 shares of Issuer Common Stock held by the Reporting Person were met and such options vested and became exercisable as of March 21, 1997 and are reported herein. Such options, with an exercise price of $5.00 per share, were issued pursuant to the Issuer's 1992 Limited Stock Option Plan, as amended (the "TARSOP"). Pursuant to the terms of the TARSOP, the options were to vest if the Issuer achieved earnings per share, on a fully diluted basis, of at least $3.36 per share for the fiscal year ended December 31, 1996 (the "Performance Threshold"), provided that the Reporting Person was employed by the Issuer on December 31, 1996. Pursuant to an amendment to the TARSOP that was approved by the Issuer's shareholders on October 18, 1996, (i) the Reporting Person's employment at SFNB is deemed to be employment by the Issuer through December 31, 1996, and (ii) the method of determining earnings per share for purposes of the Performance Threshold was amended to exclude the effects of any charge arising as a result of (a) any special assessment imposed by the Savings Association Insurance Fund ("SAIF") or Federal Deposit Insurance Corporation after July 31, 1996, related to the recapitalization of the SAIF or (b) certain amendments to the Issuer's stock option plans. Such options have vested and will remain exercisable by the Reporting Person until December 31, 2001.





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CUSIP No.   141477109                                   Page 4 of 5 Pages

         ITEM 4.  PURPOSE OF TRANSACTION

   The options to purchase 66,666 shares of Common Stock were issued to the Reporting Person pursuant to the Issuer's TARSOP, as discussed at Item 3.

         The Reporting Person has acquired his shares of Common Stock for investment. The Reporting Person may, from time to time, in the ordinary course of his business, invest in additional shares of Common Stock or may, depending upon market conditions and other factors deemed relevant, engage in a sale or other disposition of all or a portion of the shares of Common Stock being reported herein.

         The Reporting Person has no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, or any other material change in the Issuer's business or corporate structure, changes in the Issuer's Articles of Incorporation or Bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Person beneficially owns, in the aggregate, 118,434 shares of Common Stock of the Issuer, which represent approximately 7.13% of the outstanding shares of Issued Common Stock as of March 21, 1997. Of such amount, 49,998 of such shares are owned directly by the Reporting Person, 855 are held by an individual retirement account for the benefit of the Reporting Person, 915 are held in the Issuer's 401(k) Plan and 66,666 of such shares are issuable upon the exercise of options held by the Reporting Person which as discussed above in Item 3 are exercisable by the Reporting Person.

         Other than as reported in Item 3 above, the Reporting Person has not engaged in any transactions in the Issuer's Common Stock within the past sixty days. Except for such shared dispositive power, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) among himself or with any other person with respect to any securities of the Issuer.

         Until September 20, 1996, the Reporting Person served as a director and the Chief Executive Officer of the Issuer. This relationship was terminated in connection with the regulatory approvals of the Issuer's spin-off of its then wholly-owned subsidiary SFNB.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.





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CUSIP No.   141477109                                   Page 5 of 5 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule 13D is true, complete and correct.

Dated:  March 31, 1997



                                          /s/ James S. Mahan, III
                                        ----------------------------------
                                        James S. Mahan, III